Exhibit 99.1

ASX Release (Code: ASX: PRR; NASDAQ: PBMD)

6 July 2017

Disclosure Under Listing Rules 3.10.5A and 7.1A.4(b)

Sydney, Australia—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (Prima or the Company) On 30 June 2017, the Company announced that it had entered into a securities purchase agreement with certain accredited investors to purchase 2,631,268 American Depositary Shares (ADS). Each Nasdaq-listed ADS represents 100 ordinary shares in Prima BioMed. The company will also issue warrants to purchase up to 1,973,451 of its ADS.

Information disclosed under Listing Rules 3.10.5A and 7.1A.4(b):

The Company has considered the ADS and warrants to equate to the following fully paid ordinary shares for the purpose of calculating its issue capacity under LR 7.1 & 7.1A:

2,631,268 ADS equals 263,126,800 Fully Paid Ordinary Shares

1,973,451 Warrants equate to 197,345,100 Fully Paid Ordinary Shares

a)	The dilutive effect of the offer on existing shareholders of the Company is as follows*:

	Share or Share equivalents	Dilution
Fully paid ordinary shares on issue pre offer	2,079,742,938
Securities issued under LR 7.1	311,961,441	12.28%
Securities issued under LR 7.1A	148,510,459	5.85%
Total securities on issue post offer	2,540,214,838	–
Total dilution effect	–	18.13%

*	This table assumes that all warrants are exercised and is represented in fully paid ordinary shares.

b)	The Company issued shares under the offer as a placement under ASX Listing Rule 7.1A as it considered this the most efficient way of raising money to fund its product development programs.

c)	The sole placing agent for the offer is the Maxim Group LLC who is entitled to a fee of US$236,605.78

d)	Other estimated fees incurred in connection with this issue are US$573,547 which includes legal, accounting, printing and registry fees.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble

LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com